Morgan, Lewis & Bockius llp
101 Park Avenue
New York, NY 10178-0060
Tel. +1.212.309.6000
Fax: +1.212.309.6001
www.morganlewis.com

January 4, 2016

Via EDGAR

Hugh West
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OM Asset Management plc
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 10, 2015
File Nos. 001-36683

Dear Mr. West:

Consistent with the telephone conversation between Mr. Jim Dunn, Staff Accountant, and myself on December 31, 2015, this letter will confirm that Mr. Dunn agreed to extend the time for OM Asset Management plc (the “Company”) to respond to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated December 28, 2015 regarding the above referenced filings, by ten business days or until January 26, 2016. The Company is working expeditiously to respond to the Staff’s comments; however, the Company has advised that additional time is required to accommodate holiday schedules for the Company and its advisors.

We appreciate the Staff’s assistance in this matter. Please do not hesitate to contact me at (212) 309-6949 or Stephen Belgrad at (617) 369-7300 with any questions

Sincerely, /s/ Christina Edling Melendi Christina Edling Melendi
cc: Stephen H. Belgrad (OM Asset Management plc)

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